DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761, ext. 6905   Fax (905) 548-4249

September 7, 2005



05011335

<u>Exemption No. 82-3226</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs:

Enclosed is a copy of the notice sent to the Toronto Stock Exchange regarding
declaration of dividends.

Yours truly,

Urmas Soomet
Corporate Secretary

/sl

encl.

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761, ext. 6905   Fax (905) 548-4249

September 7, 2005

Ms. Kay Dhanraj
Publications & Information Services
The Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place, 3rd Floor
Toronto, Ontario
M5X 1J2

Dear Ms. Dhanraj:

Please note that the Board of Directors today declared a dividend of $0.33 per share on each common share of the corporation outstanding as of record on the close of business on September 19, 2005 payable on October 1, 2005.

The applicable rate of non-resident withholding tax on the cash dividend on the above mentioned common stock is shown on the attached list.

Yours very truly,

Urmas Soomet
Corporate Secretary

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